Filed Pursuant to

SEC Rule 424(b)(3)
Registration No. 333-122229

PROSPECTUS SUPPLEMENT

DATED MAY 17, 2006

TO

PROSPECTUS DATED DECEMBER 13, 2005

QUADRIGA SUPERFUND, L.P.

SERIES A and SERIES B UNITS OF LIMITED PARTNERSHIP INTEREST

      This Supplement supplements the information with respect to Quadriga Superfund, L.P. (the “Fund”) found in the Prospectus and Disclosure Document of the Fund dated December 13, 2005 (the “Prospectus”). Prospective investors in the Fund should review carefully the contents of both this Supplement and the Prospectus.

      Superfund Asset Management, Inc. may sell Units to investors who participate in registered investment advisers’ asset-based fee or fixed fee investment advisory programs. If you participate in a registered investment adviser’s asset-based fee or fixed fee advisory program and your investment adviser recommends a portfolio allocation to the Fund, your Units purchased through Superfund Asset Management, Inc. will not be subject to the 4% annual selling commission described in the Prospectus. For an investor not subject to the 4% annual selling commission to break even after the first year of investment, assuming a $5,000 initial investment, the Fund must earn a twelve-month return of 4.75% or $237 for an investor in Series A and 6.63% or $331.50 for an investor in Series B. Please refer to the Breakeven Analysis on pages 4 and 5 of the Prospectus.

      As described in the Prospectus, the maximum cumulative selling commission per Unit sold pursuant to the Prospectus is 10% of the initial public offering price for such Unit. Accordingly, the 4% annual selling commission will not be charged against Units that have paid selling commissions of 10% of the initial public offering price for such Units and no further selling commissions will be paid to Superfund Asset Management, Inc. or other selling agent in respect of such Units.

      If your Units are not subject to the 4% annual selling commission, as of the end of each month, your Units will be charged, as a Fund bookkeeping entry only, the same 1/12 of the 4% annual selling commission as other investors. However, the amount of that charge will not be taken from the Fund or paid to any person and, as of the beginning of the next month, that charge will be reversed and the Fund will issue you additional Units, calculated to three decimal places, at the then current Unit net asset value. Accordingly, the net asset value of your investment in the Fund will reflect the inapplicability of the annual selling commission to your Units and a somewhat higher performance fee, if applicable, as a result of your Units not paying the annual selling commission. The Fund will use this bookkeeping procedure and the issuance of additional Units to maintain a uniform net asset value across all Units.

      In addition, the Fund Limited Partnership Agreement has been amended, effective May 17, 2006. The language of the amended sections is set forth below:

      Section 8(a)(ii): “Accrued monthly management, organization and offering, operating fees and selling commissions will then be charged against Net Assets; provided that in respect of Net Assets attributable to Units which are not subject to selling commissions because (a) such Units were sold by Superfund Asset Management, Inc., or an affiliated broker, to Limited Partners whose investment in the Partnership was recommended by a registered investment adviser with which such Limited Partner maintains an asset-based or fee-based advisory relationship or (b) such Units were sold on or after February 28, 2005 and have been charged and have paid selling commissions of 10% of such Unit’s initial offering price, the selling commissions charged as of the end of each month shall not be paid out to any selling agent but shall instead be credited to a suspense account (the “Suspense Account”) which shall be used solely as a means of efficiently accounting for the inapplicability of selling commissions to such Limited Partners while maintaining a uniform Net Asset Value per Unit.”

      Section 8(a)(iii): “Accrued monthly performance fees, if any, will then be charged against Net Assets, and the amounts credited to the Suspense Account as provided above as of the end of any month shall be charged the performance fee if there is an accrued performance fee in respect of the Net Assets as of the month-end that such amounts are so credited.”

      Section 8(a)(iv) Any increase or decrease in Net Assets (after the adjustments in subparagraphs (ii) and (iii) above and excluding the amount credited in the Suspense Account), over those of the immediately preceding Determination Date (or, in the case of the first Determination Date, the first closing of the sale of Units to the public), will then be credited or charged to the capital account of each Partner in the ratio that the balance of each account bears to the balance of all accounts.

      Section 8(a)(vi) has been redesignated as Section 8(a)(vii) and new Section 8(a)(vi) reads as follows: “The remainder of the Suspense Account (after reduction by the performance fee, if any) shall then be reinvested in Units as of such month-end, at Net Asset Value, for the benefit of the appropriate Limited Partners.”

      Section 8(b)(2)(A): “For the purpose of allocating the Series’ net realized capital gain or loss among the Partners, the General Partner will establish an allocation account with respect to each outstanding Unit. The initial balance of each allocation account will be the amount paid by the Partner for the Unit. Amounts reinvested in Units from the Suspense Account, as described in Section 8(a) above, shall not increase the aggregate tax basis of the affected Limited partners in their Units; rather the Units acquired upon reinvestment will have an initial tax basis of $0. Allocation accounts will be adjusted as of the end of each fiscal year and as of the date a Partner completely redeems his Units as follows:”

      Section 8(d)(2): “Each Series shall be obligated to pay all liabilities incurred by such Series, including without limitation, (i) brokerage fees; (ii) operating expenses (whether direct or indirect) in an amount equal to 1/12 of 0.15% of such Series’ month-end Net Asset Value (0.15% per annum), management fees equal to 1/12 of 1.85% of such Series’ month-end Net Asset Value (1.85% per annum), and performance fees; (iii) subject to a maximum cumulative selling commission of 10% of the initial public offering price of a Unit, monthly selling commissions of 1/12 of 4% (4% per annum), provided, however, that Units of each Series sold by Superfund Asset Management, Inc., or an affiliated broker, attributable to Limited Partners whose investments in the Partnership were recommended by registered investment advisers with whom such persons maintain asset-based fee or fixed fee investment advisory relationships and Units purchased on or after February 28, 2005, which Units have been charged and have paid selling commissions of 10% of the initial offering price of such Units, shall not be subject to the selling commission; (iv) legal and accounting fees; and (v) taxes and other extraordinary expenses incurred by such Series. During any year of operations, the General Partner shall be responsible for payment of operating expenses of a Series in excess of 0.15% of such Series’ month-end Net Asset Value during that year. Indirect expenses of the General Partner, such as indirect salaries, rent and other overhead expenses, shall not be liabilities of a Series. Each Series shall receive all interest earned on its assets.”

      The current Prospectus of the Fund dated December 13, 2005 may not be used after September 13, 2006.

      These are speculative securities. You may lose all or substantially all of your investment in the Fund.

      PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

SUPERFUND CAPITAL MANAGEMENT, INC

GENERAL PARTNER

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